SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 17)

Adams Diversified Equity Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

006212104

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 006212104

1	Names of reporting persons Erik E. Bergstrom
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	5	Sole voting power 2,795,000
	6	Shared voting power 6,160,000
	7	Sole dispositive power 2,795,000
	8	Shared dispositive power 6,160,000
9	Aggregate amount beneficially owned by each reporting person 8,955,000
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.2%
12	Type of reporting person (see instructions) IN

CUSIP No. 006212104

1	Names of reporting persons Erik E. Bergstrom Living Trust U/A Dated 12/6/74
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	5	Sole voting power 2,795,000
	6	Shared voting power 0
	7	Sole dispositive power 2,795,000
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 2,795,000
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 2.9%
12	Type of reporting person (see instructions) OO

CUSIP No. 006212104

1	Names of reporting persons Edith H. Bergstrom
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	5	Sole voting power 120,000
	6	Shared voting power 6,160,000
	7	Sole dispositive power 120,000
	8	Shared dispositive power 6,160,000
9	Aggregate amount beneficially owned by each reporting person 6,280,000
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.5%
12	Type of reporting person (see instructions) IN

CUSIP No. 006212104

1	Names of reporting persons Edith H. Bergstrom Living Trust U/A Dated 12/6/74
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	5	Sole voting power 120,000
	6	Shared voting power 0
	7	Sole dispositive power 120,000
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 120,000
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.1%
12	Type of reporting person (see instructions) OO

CUSIP No. 006212104

1	Names of reporting persons Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 6,160,000
	7	Sole dispositive power 0
	8	Shared dispositive power 6,160,000
9	Aggregate amount beneficially owned by each reporting person 6,160,000
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.3%
12	Type of reporting person (see instructions) OO

Item 1

(a) Name of Issuer:

Adams Diversified Equity Fund, Inc. (formerly, The Adams Express Company)

(b) Address of Issuer’s Principal Executive Offices:

500 East Pratt Street, Suite 1300

Baltimore, MD 21202

Item 2

(a) Name of Persons Filing:

Erik E. Bergstrom

Erik E. Bergstrom Living Trust U/A Dated 12/6/74

Edith H. Bergstrom

Edith H. Bergstrom Living Trust U/A Dated 12/6/74

Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust

(b) Address of Principal Business Office or, if none, Residence:

The business address of Erik E. Bergstrom, Erik E. Bergstrom Living Trust U/A Dated 12/6/74, Edith H. Bergstrom and Edith H. Bergstrom Living Trust U/A Dated 12/6/74 is P.O. Box 126, Palo Alto, California 94302. The business address of the Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust is P.O. Box 520, Palo Alto, California 94302.

(c) Citizenship:

Reference is made to Item 4 of pages 2 - 6 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

(d) Title of Class of Securities:

Common Stock.

(e) CUSIP Number:

006212104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The following table specifies as of December 31, 2016 the number of shares of common stock as to which each person named in Item 2(a) has sole or shared power to vote or direct the vote or to dispose or direct the disposition, as well as the percentages such shares constitute of the common stock outstanding as of September 30, 2016 reported in the issuer’s Third Quarter Report that was filed with the SEC on October 21, 2016.

Name[1]	Sole Voting and Dispositive Power		Shared Voting and Dispositive Power		Aggregate Number of Shares	Percentage of Outstanding Shares
Erik E. Bergstrom	2,795,000	[2]	6,160,000	[3]	8,955,000	9.2%
Erik E. Bergstrom Living Trust U/A Dated 12/6/74	2,795,000		0		2,795,000	2.9%
Edith H. Bergstrom	120,000	[4]	6,160,000	[5]	6,280,000	6.5%
Edith H. Bergstrom Living Trust U/A Dated 12/6/74	120,000		0		120,000	0.1%
Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust	0		6,160,000		6,160,000	6.3%

[1]	The reporting persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act and the rules and regulations thereunder. Membership in such a group is hereby disclaimed.
[2]	Consists of 2,795,000 shares of Common Stock owned by the Erik E. Bergstrom Living Trust U/A Dated 12/6/74.
[3]	Consists of 6,160,000 shares of Common Stock owned by the Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust. Pursuant to Rule 13d-4, Erik E. Bergstrom hereby disclaims beneficial ownership of all shares owned by Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust.
[4]	Consists of 120,000 shares of Common Stock owned by the Edith H. Bergstrom Living Trust U/A Dated 12/6/74.
[5]	Consists of 6,160,000 shares of Common Stock owned by the Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust. Pursuant to Rule 13d-4, Edith H. Bergstrom hereby disclaims beneficial ownership of all shares owned by Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit 1.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2017

/s/ Erik E. Bergstrom
Erik E. Bergstrom

/s/ Edith H. Bergstrom
Edith H. Bergstrom

Erik E. Bergstrom Living Trust U/A Dated 12/6/74

By:	/s/ Erik E. Bergstrom
Erik E. Bergstrom
Trustee

Edith H. Bergstrom Living Trust U/A Dated 12/6/74

By:	/s/ Edith H. Bergstrom
Edith H. Bergstrom
Trustee

Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust

By:	/s/ Erik E. Bergstrom
Erik E. Bergstrom
Trustee

EXHIBIT LIST

Exhibit 1	Identity of Group Members

Exhibit 2	Joint Filing Undertaking